

September 27, 2023

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

      Re: Morningstar, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Response dated July 21, 2023
          File No. 000-51280

Dear Jason Dubinsky:

      We have reviewed your July 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

6. Segment and Geographical Area Information, page 93, page 93

1.   We have considered your May 31, 2023 and July 21, 2023 responses to our segment comments and the information provided on our August 23, 2023 call with you. Based upon the information provided, we object to your conclusion that you have only one operating segment. Please provide us with a revised analysis of your operating and reportable segments in accordance with ASC 280 and your proposed segment footnote disclosure. Ensure that your revised analysis addresses, but is not limited to, the following:
   - Your consideration of which measure you would identify as the reported measure of profit or loss for each reportable segment.
   - A detailed discussion explaining whether and the extent to which the change to your

        identified operating segments has, or had, an impact on the Company's prior annual goodwill impairment testing analysis.

      You may contact Cara Lubit at (202) 551-5909 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance